Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Enovis Corporation for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 22, 2024, with respect to the consolidated financial statements and schedule of Enovis Corporation, and the effectiveness of internal control over financial reporting of Enovis Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 22, 2024